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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Sabine Royalty Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

785688102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 785688102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher B. Sarofim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 539,407
	6.	SHARED VOTING POWER 248,198
	7.	SOLE DISPOSITIVE POWER 539,407
	8.	SHARED DISPOSITIVE POWER 248,198
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 787,605
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 785688102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sarofim International Management Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 201,598
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 201,598
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,598
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA; CO

CUSIP No. 785688102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fayez Sarofim & Co.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 248,198
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 248,198
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,198
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA; CO

CUSIP No. 785688102

Item 1.	(a).	Name of Issuer:

Sabine Royalty Trust

	(b).	Address of Issuer’s Principal Executive Offices:

Southwest Trust Park Place 2911 Turtle Creek Blvd Dallas, Texas 75219

Item 2.	(a) – (c)	Name, Principal Business Address, and Citizenship of Persons Filing:

Christopher B. Sarofim – U.S.A.
Sarofim International Management Company – Texas Fayez Sarofim & Co.—Texas

Two Houston Center, Suite 2907 909 Fannin Street Houston, Texas 77010

	(d).	Title of Class of Securities:

Units of Beneficial Interest

	(e).	CUSIP Number:

785688102

Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Mr. Christopher B. Sarofim beneficially owns 787,605 Units of Beneficial Interests (the “Managed Units”) of Sabine Royalty Trust (the “Issuer”) which are owned as follows: 539,407 Units are owned directly by the Fayez S. Sarofim Management Trust, Mr. Sarofim co-trustee, 201,598 Units are owned directly by Sarofim International Management Company and 46,600 Units are managed by Sarofim Trust Co. a wholly owned subsidiary of Fayez Sarofim & Co. under investment advisory agreements.

Because Sarofim International Management Company and Sarofim Trust Co. are wholly owned subsidiaries of Fayez Sarofim & Co. and Mr. Sarofim is a controlling person of Fayez Sarofim & Co., each of Fayez Sarofim & Co. and Mr. Sarofim may be deemed to be an indirect beneficial owner of these shares for the purposes of Rule 13d-3. Because Mr. Sarofim is the Chairman of the Board, a director and owner of capital stock on an indirect basis of Fayez Sarofim & Co., he may also be deemed to be an indirect beneficial owner of the shares for the purposes of Rule 13d-3. The Units owned by Sarofim International Management Company are owned directly by Sarofim International Management Company and not by discretionary investment advisory clients of Sarofim International Management Company.

(b)	Percent of class:

Christopher B. Sarofim – 5.4%
Sarofim International Management Company – 1.4%
Fayez Sarofim & Co. – 1.7%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Christopher B. Sarofim – 539,407
Sarofim International Management Company – 0
Fayez Sarofim & Co. – 0

(ii) Shared power to vote or to direct the vote

Christopher B. Sarofim – 248,198
Sarofim International Management Company – 201,598
Fayez Sarofim & Co. – 248,198

(iii) Sole power to dispose or to direct the disposition of

Christopher B. Sarofim – 539,407
Sarofim International Management Company – 0
Fayez Sarofim & Co. – 0

(iv) Shared power to dispose or to direct the disposition of

Christopher B. Sarofim – 248,198
Sarofim International Management Company – 201,598
Fayez Sarofim & Co. – 248,198

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2024
(Date)

/s/ Christopher B. Sarofim
(Signature)

Sarofim International Management Company*

By: /s/ Mitch Gibbons
(Signature)

General Counsel
(Name/Title)

Fayez Sarofim & Co.*

By: /s/ Mitch Gibbons
(Signature)

General Counsel
(Name/Title)

*	The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G/A dated April 6, 2022 relating to the Units of Beneficial Interest of Sabine Royalty Trust shall be filed on behalf of the undersigned.

February 28, 2024
(Date)

/s/ Christopher B. Sarofim
(Signature)

Sarofim International Management Co.

By: /s/ Mitch Gibbons
(Signature)

General Counsel
(Name/Title)

Fayez Sarofim & Co.*

By: /s/ Mitch Gibbons
(Signature)

General Counsel
(Name/Title)

*	The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.